VIA EDGAR                                                                                                                                               March 24, 2011

Jan Woo
Courtney Haseley
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:         The Graystone Company, Inc.
Registration Statement on Form S-1
Filed January 27, 2011
File No. 333-171893

In accordance with Rule 461 under the Securities Act of 1933, The Graystone Company, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 4:00 p.m., Washington, D.C. time, on Monday, March 28, 2011, or as soon thereafter as is practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (971) 310-0077.

Sincerely,

The Graystone Company, Inc.

By: /s/ J.W. Mézey
Name: J.W. Mézey
Title: President/Secretary